Press release April 19, 2011
• VIRGINIA ACQUIRES RESSOURCES D’ARIANNE’S MAJORITY INTERESTS IN THE JAMES BAY REGION • VIRGINIA ACQUIRES THE CARAT ROYALTY

Virginia Mines Inc. (“Virginia”) announces the signing of four acquisition agreements on the Komo, Wabamisk, Lac H and Opinaca properties, all located in the James Bay region of Quebec. as well as the acquisition of the Carat royalty attached to the Opinaca property.

Komo and Wabamisk Acquisition Agreement

Under this agreement Virginia acquires a 100% participating interest in the Komo (118 claims) and Wabamisk (45 claims) properties in consideration of the issuance of 40,000 common shares of Virginia’s capital stock to Ressources D’Arianne Inc. (“D’Arianne”). Lithium One Inc. owns full interests in any potential lithium discovery on four of the claims that constitute the Komo property.

Lac H Acquisition Agreement

Under this agreement, Virginia acquires a 100% participating Interest in the Lac H property (69 claims), which is owned equally by SOQUEM Inc. (« SOQUEM ») and D’Arianne, in consideration of the issuance of 50,000 common shares of Virginia’s capital stock (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims that make up the property, 38 are subject to a 1.5% NSR to Inco Ltd., which can be bought back for $750,000.

Opinaca Acquisition Agreement

Under this agreement, Virginia has the option to acquire a 50% participating interest in the Opinaca property (165 claims) in consideration of $878,000 in exploration work to be carried out over the next five years, and the issuance to D’Arianne of 26,330 common shares of Virginia’ capital stock. Of the 165 claims that make up the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. (“Carat”) (the “Carat Royalty”).

Buying-Back of the Carat Royalty

Under this agreement, Virginia will buy back the Carat Royalty in consideration of the issuance to Carat of 15,000 common shares of Virginia’s capital stock. Should Virginia acquire a 50% participating interest in the Opinaca property the Carat Royalty will be cancelled. Conversely, Virginia will retain a 2% NSR on three of the claims constituting the Opinaca property.

Geology and Mineralization of Properties

The Opinaca, Lac H, Komo, and Wabamisk properties are all located within the Achaean, volcano-sedimentary belt of Eastmain. Virginia has been very active for several years on its vast Anatacau-Wabamisk property, which is bordered to the east by the Lac H and Opinaca properties and to the west by the Komo property. Virginia’s work on the Anatacau-Wabamisk led to the discovery of numerous gold showings associated with a significant volcano-sedimentary contact including the Isabelle showing, which returned interesting surface channel results such as 17.86 g/t Au over 3 metres; 11.03 g/t Au over 3 metres; 316.2 g/t Au over 1 metre and 46.5 g/t Au over 4 metres in drilling. Many gold showings were also discovered alongside similar volcano sedimentary contacts. The most significant ones, namely the

Contact, Chino and Bull zones, are located on the Opinaca property about 20 kilometres to the east of the Isabelle showing. The Contact zone was defined by drilling to a vertical depth of 350 metres and yielded several significant intersections including 4.02 g/t Au over 3.6 metres, 4.73 g/t Au over 3.1 metres, and 2.13 g/t Au over 3 metres. The Chino zone returned surface values of up to 92.9 g/t Au over 1.4 metres and up to 14.58 g/t Au over 5.4 metres in drilling. It was followed at surface over 60 metres and to a vertical depth of 100 metres. The Bull zone yielded a few interesting drill intersections with 1.52 g/t Au over 13.6 metres and 1.5 g/t Au over 5.75 metres. Other less significant gold showings were also discovered on the Lac H and Komo properties.

The agreements concluded on the Opinaca, Lac H, Komo and Wabamisk projects allow Virginia to acquire a dominant land position in the region. Many exploration programs are planned for the following years to test the potential of the area.

About Ressources D’Arianne

D’Arianne is an active mining exploration company in North America, mostly in Quebec (Canada) and Mexico. It owns gold, base metals and industrial mineral projects. The world class phosphorus and titanium deposits of Lac à Paul, Quebec constitute the leading project of the company and are amongst the biggest of this type in the country.

About SOQUEM

SOQUEM is a wholly-owned subsidiary of Investissement Québec. Investissement Québec's mission is to foster the growth of investment in Québec, thereby contributing to economic development and job creation in every region. The Corporation offers businesses a full range of financial solutions, including loans, loan guarantees and equity investments, to support them at all stages of their development. It is also responsible for administering tax measures and prospecting for foreign investment.

Last September, the government announced the merger of Société générale de financement du Québec and Investissement Québec, effective since April 1, 2011. The merger pools the two agencies’ considerable expertise, expand the range of solutions available to Québec businesses and provide greater assistance with everything from start-up to exporting.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,823,077 shares issued and outstanding as at March 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.